WEALTH MINERALS LTD.
(the “Company”)

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from STS Partners LLP, Chartered Accountants, of 6th Floor, 543 Granville Street, Vancouver, British Columbia (the “Former Auditor”), to Smythe Ratcliffe LLP, Chartered Accountants, of 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia (the “Successor Auditor”), effective as of the 18th day of October, 2007.

The Former Auditor resigned at the request of the Company.  The resignation of the Former Auditor and the appointment of the Successor Auditor, effective October 18, 2007, have been considered and approved by the Company’s audit committee.

There were no reservations in the Former Auditor’s reports on any of the Company’s financial statements relating to the Company’s two most recently completed financial years nor for any period subsequent to the period for which an audit report was issued up to and including October 18, 2007.

In the opinion of the Company’s audit committee and board of directors, there are no reportable events between the Company and the Former Auditor.

DATED at Vancouver, British Columbia, this 18th day of October, 2007.

WEALTH MINERALS LTD. Per: (signed) Michael Kinley Michael Kinley, Chief Financial Officer